================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------

                                 SCHEDULE TO / A

                                (AMENDMENT NO. 4)


                      Tender Offer Statement Under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                        BORON, LEPORE & ASSOCIATES, INC.
                            (Name of Subject Company)

                              GARDEN MERGER CORP.,
                          a wholly owned subsidiary of
                              CARDINAL HEALTH, INC.
                       (Name of Filing Persons--Offerors)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   10001P 10 2
                      (CUSIP Number of Class of Securities)

                             Paul S. Williams, Esq.
           Executive Vice President, Chief Legal Officer and Secretary
                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017
                            Telephone: (614) 757-5000
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:
                               David A. Katz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000

         Transaction Valuation*                  Amount of Filing Fee**
         ---------------------                   --------------------
              $212,420,768                             $19,542.71

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). The calculation of the transaction valuation assumes the purchase of 11,706,903 outstanding shares of common stock of Boron, LePore & Associates, Inc. as of May 22, 2002, at a purchase price of $16.00 per share. The transaction valuation also includes the offer price of $16.00 multiplied by 1,569,395, the number of exercisable options (whether or not in the money) currently outstanding that could be tendered.

** The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act, equals $92 per million dollars of the transaction valuation. Sent by wire transfer, less amounts previously paid, to the Securities and Exchange Commission lockbox on June 11, 2002.

[_] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:  None.                Filing Party:  Not applicable.
    Form or Registration No.:  Not applicable.    Date Filed:  Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
================================================================================

      This Amendment No. 4 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed with the Securities and Exchange Commission (the "Commission") on May 24, 2002 by Cardinal Health, Inc., an Ohio corporation ("Cardinal"), and Garden Merger Corp., a Delaware corporation and a wholly owned subsidiary of Cardinal ("Subcorp"), as amended by Amendment No. 1 filed with the Commission on May 28, 2002, Amendment No. 2 filed with the Commission on May 30, 2002, and Amendment No. 3 filed with the Commission on June 5, 2002 relating to the offer by Subcorp to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Boron, LePore & Associates, Inc., a Delaware corporation ("BLP") for $16.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 24, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were filed previously with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer").

ITEM 1.  SUMMARY TERM SHEET.

      The third bullet point under "Principle Terms" is hereby amended and restated in its entirety to read as follows:

             "The initial offering period of the offer will expire at 12:00 midnight, New York City time, on Monday, June 24, 2002 unless we extend the offer. We may, without the consent of BLP elect to provide a "subsequent offer period" of not less than three and no more than 20 business days beginning immediately after the expiration date of the offer."

      The second bullet point under "Conditions" is hereby amended and supplemented by adding the following disclosure at the end of such bullet point:

             "As of the date of the Amendment, we do not own any BLP shares either directly or indirectly."

ITEM 4.  TERMS OF THE OFFER.

      The second paragraph under the "Terms of the Offer" is hereby amended and supplemented by adding the following at the end of the paragraph:

             "In the event that Subcorp elects to provide a Subsequent Offering Period, it will provide an announcement to that effect to a national news service no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. The Expiration Date for the Offer is currently scheduled for June 24, 2002."

      The third paragraph under the heading "5. Material United States Federal Income Tax Consequences" is amended and restated in its entirety to read as follows:

             "YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE OFFER, THE SUBSEQUENT OFFERING PERIOD (IF ONE IS PROVIDED) AND THE MERGER, INCLUDING UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES."

      The fifth paragraph under the heading "Purposes of the Offer; the Merger Agreement; the Employment Agreements; Statutory Requirements; Appraisal Rights; Plans for BLP; 'Going-Private' Transactions -- (c). Employment and Confidentiality Agreements" is amended and supplemented by adding the following disclosure at the end:

             "Because the date of the Merger cannot be determined, the amount each of Messrs. LePore, Freeman and Cherichella will receive cannot be determined. If the Merger were to occur on June 30, 2002, Messrs. LePore, Freeman and Cherichella would be entitled to receive $225,000, $187,500 and $105,000, respectively, under the BLP Group Companies Executive Bonus Plan payable after December 31, 2002."

      The disclosure under the heading "Purposes of the Offer; the Merger Agreement; the Employment Agreements; Statutory Requirements; Appraisal Rights; Plans for BLP; 'Going-Private' Transactions -- (e). Appraisal Rights" is amended and restated in its entirety to read as follows:

            (e) Appraisal Rights. No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, the BLP stockholders that have not tendered their Shares will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. BLP stockholders that perfect these rights by complying with the procedures set forth in Section 262 will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting BLP stockholders (the "Dissenting Stockholders") would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares (the "Dissenting Shares"). In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme court stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The Weinberger court also noted that, under Section 262, fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, "to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern," to be included in the appraisal process. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the Offer and the Merger.

                  Cardinal does not intend to object, assuming the proper
            procedures are followed, to the exercise of appraisal rights by any Dissenting Stockholder and the demand for appraisal of, and payment in cash for the fair value of, the Dissenting Shares. Cardinal intends, however, to cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Dissenting Share is less than the price paid in the Merger. In this regard, BLP stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view (including the Bear Stearns opinion described in this Offer to Purchase) are not necessarily opinions as to fair value under Section 262.

                  THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE
            STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL WHICH WILL BE PROVIDED TO BLP STOCKHOLDERS WHO DO NOT TENDER SHARES INTO THE OFFER. BLP STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT HAVE APPRAISAL RIGHTS.


      The paragraph under the heading "12. Source and Amount of Funds." is amended and restated in its entirety to read as follows:

             "This Offer is not conditioned upon Cardinal's or Subcorp's ability to finance the purchase of Shares pursuant to the Offer. Subcorp estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to complete the Merger and to pay related fees and expenses will be approximately $210 million. Cardinal has available the necessary funds from its ongoing free cash flow and will cause Subcorp to have sufficient funds available to complete the Offer and the Merger."

      The first paragraph under the heading "14. Conditions to the Offer." is amended and restated in its entirety to read as follows:

             "Notwithstanding any other provisions of the Offer (subject to the terms and conditions of the Merger Agreement and any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the Securities Exchange Act), Subcorp shall not be required to accept for payment or pay for, and may delay the acceptance for payment of, any Shares, if (A) there shall not be validly tendered and not properly withdrawn prior to the Expiration Date that number of Shares that represents at least 7,942,530 Shares, representing approximately 50.1% of the outstanding Shares on a fully diluted basis (without giving effect to the transactions contemplated by the Subcorp Option) on the date of purchase, (B) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the Expiration Date (which waiting period was terminated on May 28, 2002) or any other required waiting periods, clearances or approvals of any Governmental Authority shall not have been obtained, or (iii) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions shall have occurred and continued to exist:"

      The first paragraph on page 32 within the heading "Conditions to the Offer" is amended and restated in its entirety to read as follows:

             "The foregoing conditions are for the sole benefit of Cardinal and Subcorp, may be asserted by Cardinal or Subcorp, regardless of the circumstances giving rise to any such conditions, and, except for the Minimum Condition, may be waived by Cardinal or Subcorp in whole or in part at any time and from time to time prior to the expiration of the Offer, subject to the terms of the Merger Agreement. The failure by Cardinal or Subcorp at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer."

ITEM 11.  ADDITIONAL INFORMATION.

      Item 11 of the Schedule TO is hereby amended and supplemented by the following:

             On June 10, 2002, the putative class action complaint that had purportedly been filed against BLP, BLP's Board of Directors and Cardinal was withdrawn and terminated by the plaintiff and plaintiff's counsel without the payment of any costs, expenses or consideration of any kind by BLP, Cardinal or any of the other defendants.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

      Dated:  June 11, 2002

                                    GARDEN MERGER CORP.


                                    By  /s/ Paul S. Williams
                                      ----------------------------
                                      Name:   Paul S. Williams
                                      Title:  Executive Vice President,
                                              Chief Legal Officer and Secretary


                                    CARDINAL HEALTH, INC.


                                    By  /s/ Paul S. Williams
                                      ----------------------------
                                      Name:  Paul S. Williams
                                      Title: Executive Vice President,
                                             Chief Legal Officer and Secretary